UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5 )

HAMPSHIRE GROUP, LIMITED
(Name of Subject Company (issuer))

NAF ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of

NAF HOLDINGS II, LLC
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.10 per Share
(Title of Class of Securities)

408859106
(CUSIP Number of Class of Securities)

Efrem Gerszberg, Manager
NAF Holdings II, LLC
111 North Market—Suite 1300
Wilmington, DE 19890
(302) 651-8314

(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Copies to:
Frank E. Lawatsch, Jr., Esq.
Scott Warren Goodman, Esq.
Day Pitney LLP
7 Times Square
New York, NY 10036

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)

$30,353,865.75	$1,192.91

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Hampshire Group, Limited (“Hampshire”), par value $0.10 (the “Shares”), at a purchase price of $5.55 per Share, net to the holder thereof in cash.  According to Hampshire, as of the close of business on October 31, 2008, 5,469,165 Shares were issued and outstanding.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.0000393.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,192.91 Form or Registration No.: SC-TO Filing Party: NAF Holdings II, LLC and NAF Acquisition Corp. Date Filed: February 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 to Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”), amends and supplements the Tender Offer Statement filed under cover of Schedule TO filed with the SEC on February 27, 2009, as amended by Amendment No. 1 thereto filed with the SEC on March 31, 2009, as further amended by Amendment No. 2 thereto filed with the SEC on April 1, 2009, as further amended by Amendment No. 3 thereto filed with the SEC on April 20, 2009, and as further amended by Amendment No. 4 thereto filed with the SEC on April 27, 2009 (the “Schedule TO”). This Amendment relates to the offer (the “Offer”) by NAF Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of NAF Holdings II, LLC, a Delaware limited liability company, to purchase all outstanding shares of common stock, par value $0.10 per share (“Common Stock”) (such shares of Common Stock, the “Shares”), of Hampshire Group, Limited, a Delaware corporation (“Hampshire”), at a purchase price of $5.55 per Share net to the holder thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 (the “Offer to Purchase”), a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(i) as previously amended and supplemented, and in the related Letter of Transmittal, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(ii). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule TO.

The information set forth in the Schedule TO is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except to the extent that such information is amended and supplemented as specifically provided in this Amendment.  You should read this Amendment together with the Schedule TO.

ITEM 4 TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

On April 27, 2009, Parent issued a press release announcing termination of the Offer and the termination of the Agreement and Plan of Merger, pursuant to which the Offer was made, dated as of February 23, 2009, as amended as of April 20, 2009 (the “Agreement”; the amendment dated as of April 20, 2009 is referred to as the “Agreement Amendment”), by and among Parent, Purchaser and Hampshire, because, among other things, certain conditions to the Offer to be satisfied by Hampshire were not satisfied prior to the expiration of the Offer.  Capitalized terms used but not otherwise defined shall have the meanings ascribed to them in the Schedule TO or in the Agreement, as the case may be.

During the term of the Agreement and in connection with Parent and Purchaser’s willingness to  execute the Agreement Amendment, Hampshire furnished to Parent and Purchaser information, upon which Parent and Purchaser relied, regarding the financial condition and operations of Hampshire, including draft unaudited financial statements for fiscal year 2008 and for the first quarter of 2009, as well as information relating to the status of Hampshire’s purchase orders at the time of the Agreement Amendment.  Parent and Purchaser believe that such information contained material inaccuracies and that the draft balance sheets of Hampshire as at March 28, 2009 provided on April 3, 2009 and  April 13, 2009 evidenced a material deterioration in Hampshire’s financial condition.  These draft balance sheets reflected a decrease in the estimated Stockholders’ equity as at March 28, 2009 from the draft balance sheet delivered April 3, 2009 to the draft balance sheet delivered April 13, 2009 of over $5,000,000, or more than 8%, and a decrease in Stockholders’ equity of more than $8.5 million, or more than 13%, from Stockholders’ equity as at December 31, 2008.

Section II (d) of Annex I of the Agreement provides that neither Parent nor Purchaser shall be required to accept for payment any Shares tendered pursuant to the Offer if, at any time on or after the date of the Agreement and before the expiration or termination of the Offer, Hampshire shall have failed to comply in all material respects with the agreements and covenants required to be performed by or complied with by it pursuant to the Agreement at or before the Acceptance Time, subject to a right by Hampshire to cure to the extent such a beach were to be curable by Hampshire.  Purchaser has determined that the occurrence of the following events, among other things, constituted violations of the covenants, representations and warranties of Hampshire set forth in the Agreement, including, without limitation, the following covenants contained in Article VI of the Agreement:

•
The placement of orders to have apparel finished goods manufactured on Hampshire’s behalf, in an aggregate amount of between $10-20 million, without the approval of Parent or Purchaser, and without indicating its intent to make such commitment or agreement to Purchaser, in violation of Section 6.20 of the Agreement, an integral and heavily negotiated section of the Agreement.  Parent and Purchaser believe that the placement of such orders, which Parent and Purchaser understand represent approximately 20-25% of the total purchases remaining for the 2009 year as of such time, were detrimental to the business of Hampshire.

•
The designation of Richard A. Mandell, a director of Hampshire, as Chief Executive Officer of Hampshire and the grant of his compensation by Hampshire without the prior approval of Parent or Purchaser, in violation of Section 6.1 of the Agreement.

Section II (b) of Annex I of the Agreement provides that neither Parent nor Purchaser shall be required to accept for payment any Shares tendered pursuant to the Offer if, at any time on or after the date of the Agreement and before the expiration or termination of the Offer, since the date of the Agreement, there shall have occurred or been discovered any event, change, occurrence or development that, individually or in the aggregate, has had a Company Material Adverse Effect.  Further, Section II (c) of Annex I of the Agreement provides that neither Parent nor Purchaser shall be required to accept for payment any Shares tendered pursuant to the Offer if, at any time on or after the date of the Agreement and before the expiration or termination of the Offer, all representations and warranties of Hampshire set forth in the Agreement shall not be true and correct both when made and at and as of the Acceptance Time, except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Parent and Purchaser believe that the material deterioration of the financial condition, business and results of operations of Hampshire and its Subsidiaries, constitute a Company Material Adverse Effect and a breach of the Agreement by Hampshire, including, without limitation, Section 4.9, Section II (b) of Annex I and Section II (c) of Annex I of the Agreement.  This Company Material Adverse Effect is evidenced by, among other things, the occurrence of the following events:

•
Draft unaudited financial statements for Hampshire’s fiscal year ended December 31, 2008 furnished to Parent and Purchaser in February 2009 indicated a net income (loss) of $6,198,000; Hampshire’s Schedule 14D-9/A filed with the SEC on March 10, 2009 estimated that net income (loss) for the year ended December 31, 2008 was $27,442,000; however, the net income (loss) reported in Hampshire’s Form 10-K filed with the SEC on April 9, 2009 was $29,897,000 as at December 31, 2008, a difference of $23,699,000 from the draft unaudited financial statements furnished to Parent and Purchaser and a difference of $2,455,000 from the information contained in the Schedule 14D-9/A filed with the SEC on March 10, 2009.

•
Draft unaudited financial statements for Hampshire’s fiscal year ended December 31, 2008 furnished to Parent and Purchaser in February 2009 indicated total assets of $122,165,000; the March 2009 projected balance sheet for fiscal year ended December 31, 2008 included in Hampshire’s Schedule 14D9/A filed with the SEC on March 23, 2009 reflected total assets of $115,843,000; however, actual total assets reported in Hampshire’s Form 10-K filed with the SEC on April 9, 2009 was $98,706,000 as at December 31, 2008, a difference of $23,459,000 from the draft unaudited financial statements furnished to Parent and Purchaser and a difference of $17,137,000 from the information contained in the Schedule 14D-9/A filed with the SEC on March 23, 2009.

Principally for the reasons enumerated above and because the financing of the transaction became unattractive to Purchaser as a result of the material deterioration of the financial condition of Hampshire, Parent terminated the Offer and the Agreement and issued a press release announcing such termination on April 27, 2009.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAF HOLDINGS II, LLC

By:	/s/ EFREM GERSZBERG
Name:	EFREM GERSZBERG
Title:	MANAGER

NAF ACQUISITION CORP.

By:	/s/ EFREM GERSZBERG
Name:	EFREM GERSZBERG
Title:	PRESIDENT

Date: May 20, 2009

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated February 27, 2009.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Press release by Hampshire Group, Limited dated February 24, 2009, announcing execution of the Tender Offer Agreement by NAF Holdings II, LLC, NAF Acquisition Corp. and Hampshire Group, Limited.*

(a)(1)(viii)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, announcing extension of the Expiration Time of the Offer.*

(a)(1)(ix)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, relating to the Expiration Time of the Offer.*

(a)(1)(x)	Press release by NAF Holdings II, LLC dated April 1, 2009, announcing extension of the Expiration Time of the Offer.*

(a)(1)(xi)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated April 20, 2009, announcing extension of the Expiration Time of the Offer.*

(a)(1)(xii)	Press release by NAF Holdings II, LLC, dated April 27, 2009, announcing termination of the Offer and Agreement and Plan of Merger. *

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of February 23, 2009 by and among NAF Holdings, LLC, NAF Acquisition Corp., and Hampshire Group, Limited.*

(d)(ii)	Amendment to Agreement and Plan of Merger, dated as of April 20, 2009 by and among NAF Holdings, LLC, NAF Acquisition Corp., and Hampshire Group, Limited. *

(d)(iii)	None.

(g)	None.

(h)	None.

_____________________________
* Previously filed